# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VERVE THERAPEUTICS, INC., CIK 0001840574
CUSIP: 92539P101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 201 BROOKLINE AVENUE, SUITE 601, BOSTON, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 07/25/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-125007
Filed by CIK 0001733340

## Reporting persons
- GV 2017, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2017 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2017 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2019, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2019 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2019 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2023, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2023 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GV 2023 GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alphabet Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Verily Life Sciences LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alphabet Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: VERVE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 201 BROOKLINE AVENUE, SUITE 601, BOSTON, MA, 02215.

## Item 2. Person Filing
Name of person filing:
GV 2017, L.P., a Delaware limited partnership (the "2017 Partnership")
GV 2017 GP, L.P., a Delaware limited partnership ("2017 GP")
GV 2017 GP, L.L.C., a Delaware limited liability company ("2017 LLC")
GV 2019, L.P., a Delaware limited partnership (the "2019 Partnership")
GV 2019 GP, L.P., a Delaware limited partnership ("2019 GP")
GV 2019 GP, L.L.C., a Delaware limited liability company ("2019 LLC")
GV 2023, L.P., a Delaware limited partnership (the "2023 Partnership")
GV 2023 GP, L.P., a Delaware limited partnership ("2023 GP")
GV 2023 GP, L.L.C., a Delaware limited liability company ("2023 LLC")
Alphabet Holdings LLC, a Delaware limited liability company ("Alphabet Holdings")
Verily Life Sciences LLC, a Delaware limited liability company ("Verily")
XXVI Holdings Inc., a Delaware corporation ("XXVI"), and
Alphabet Inc., a Delaware corporation ("Parent" and, together with the 2017 Partnership, 2017 GP, 2017 LLC, the 2019 Partnership, 2019 GP, 2019 LLC, the 2023 Partnership, 2023 GP, 2023 LLC, Alphabet Holdings, Verily, and XXVI, the "Reporting Persons").
Address of principal business office or, if none, residence:
1600 Amphitheatre Parkway
Mountain View, CA 94043
Citizenship: Each of the Reporting Persons is formed, organized or incorporated, as applicable, in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement on Schedule 13G, amendment number 3 (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of July 25, 2025 (the "Effective Date"), which is the date as of which the Reporting Persons became obligated to file this Statement, the Reporting Persons own no securities of the Issuer and no shares of the Issuer's Common Stock.

In connection with the terms of an Agreement and Plan of Merger, dated as of June 16, 2025 (the "Merger Agreement"), by and among the Issuer, Eli Lilly and Company ("Parent") and Parent's indirect wholly owned subsidiary, Ridgeway Acquisition Corporation ("Purchaser"), Purchaser completed a tender offer for shares of the Issuer's Common Stock. In exchange for each share, tendering stockholders received: (i) $10.50 per share, net to the stockholder in cash, without interest and less any applicable tax withholding (the "Cash Consideration"); plus (ii) one non-tradable contingent value right (each, a "CVR" and, together with the Cash Consideration, the "Offer Price"), which represents the contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of a certain specified milestone relating to the Issuer's business, in accordance with the terms and subject to the conditions of a contingent value rights agreement entered into by and among Parent, the Purchaser, and Computershare Inc. and its affiliate, Computershare Trust Company, N.A., as the rights agent. After completion of the tender offer, pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Issuer (the "Merger"), effective as of July 25, 2025, with the Issuer continuing as the surviving entity and a wholly owned subsidiary of Parent.

On the Effective Date, each outstanding share of the Issuer's Common Stock held by the Reporting Persons was accepted by the Purchaser, and was cancelled and converted into the right to receive the Offer Price, without interest, from the Purchaser.

Following the consummation of the Merger, all shares of the Issuer's Common Stock will be delisted from trading on Nasdaq Global Select Market and deregistered under the Exchange Act.
Percent of class: As of the Effective Date upon consummation of the Merger, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 0.0% of the Issuer's outstanding Common Stock.
Sole power to vote or to direct the vote:
2017 Partnership 0
2017 GP 0
2017 LLC 0
2019 Partnership 0
2019 GP 0
2019 LLC 0
2023 Partnership 0
2023 GP 0
2023 LLC 0
Alphabet Holdings 0
Verily 0
XXVI 0
Parent 0
Shared power to vote or to direct the vote:
2017 Partnership 0
2017 GP 0
2017 LLC 0
2019 Partnership 0
2019 GP 0
2019 LLC 0
2023 Partnership 0
2023 GP 0
2023 LLC 0
Alphabet Holdings 0
Verily 0
XXVI 0
Parent 0
Sole power to dispose or to direct the disposition:
2017 Partnership 0
2017 GP 0
2017 LLC 0
2019 Partnership 0
2019 GP 0
2019 LLC 0
2023 Partnership 0
2023 GP 0
2023 LLC 0
Alphabet Holdings 0
Verily 0
XXVI 0
Parent 0
Shared power to dispose or to direct the disposition:
2017 Partnership 0
2017 GP 0
2017 LLC 0
2019 Partnership 0
2019 GP 0
2019 LLC 0
2023 Partnership 0
2023 GP 0
2023 LLC 0
Alphabet Holdings 0
Verily 0
XXVI 0
Parent 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GV 2017, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2017 GP, L.L.C., the General Partner of GV 2017 GP, L.P., its General Partner (07/28/2025)
- GV 2017 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2017 GP, L.L.C., its General Partner (07/28/2025)
- GV 2017 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (07/28/2025)
- GV 2019, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., the General Partner of GV 2019 GP, L.P., its General Partner (07/28/2025)
- GV 2019 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2019 GP, L.L.C., its General Partner (07/28/2025)
- GV 2019 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (07/28/2025)
- GV 2023, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2023 GP, L.L.C., the General Partner of GV 2023 GP, L.P., its General Partner (07/28/2025)
- GV 2023 GP, L.P.: /s/ Inga Goldbard, Inga Goldbard/General Counsel of GV 2023 GP, L.L.C., its General Partner (07/28/2025)
- GV 2023 GP, L.L.C.: /s/ Inga Goldbard, Inga Goldbard/General Counsel (07/28/2025)
- Alphabet Holdings LLC: /s/ Kathryn W. Hall, Kathryn W. Hall/Secretary (07/28/2025)
- Verily Life Sciences LLC: /s/ Utpal Koppikar, Utpal Koppikar/Finance Director (07/28/2025)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (07/28/2025)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall/Assistant Secretary (07/28/2025)